                                               [LOGO]

21 February 2001


                                 MEDIA RELEASE


                      TELECOM PURCHASES SKY SHAREHOLDING


Telecom today purchased a 12.12 per cent shareholding in Sky Network Television Ltd.

Telecom purchased 46.74 million shares in Sky from Tappenden Holdings Ltd at a price of $4.12 per share. The total price paid by Telecom was $192.6 million.

Chief Executive Theresa Gattung said the shareholding would support the ongoing development of the business relationship between Telecom and Sky.

"Our investment in Sky supports Telecom's transformation into an online and communications group, at the forefront of convergence in Australasia," Ms Gattung said.

"We are forming strong relationships with other key players in dynamic markets for communications, information and entertainment services," she said.



Further information contact:
Martin Freeth
Public Affairs Manager
Telecom Corporation of New Zealand
Tel 64 4 498 9361
Mob 025 242 0174